JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)

September 27, 2007
By EDGAR

Mark P. Shuman, Esq.
Divison of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Opticon Systems, Inc.
Commission File No. 000-52488
Registration on Form 10-SB, Amendment No. 3

Dear Shuman:

Thank you for your comments on Amendment No. 2 to the above referenced registration statement. Submitted concurrently herewith are the following:

1. Amendment No. 3.
2. A marked copy of Amendment No. 3, in accordance with Reg. S-T, Item 310.
3. A legal analysis as requested by comment 1 in your comment letter dated September 21, 2007.

Item 1. Description of Business, page 1
Our Corporate History and Organization, page 1

Your comment 1. Please provide us with additional analysis relating to how you believe you satisfy conditions 3 and 5 of CF Staff Legal Bulletin No. 4. Your response dated August 8, 2007 provides a mere repetition of the staff’s views on these matters without appropriate corresponding analysis of the reasons why Opticon believes the necessary elements of the Staff Legal Bulletin are or will be satisfied.

Response. The requested additional analysis is provided in a separate letter.

Your comment 2. Please refer to comment 8 of our letter dated June 19, 2007. It is still not clear how you concluded that it requires up to 45 days longer to provide service to a customer that does not use your technology. Please expand the disclosure to clarify this and to provide appropriate contextual detail regarding the speed advantage in the usual instance.

Response. This representation was based on prior management’s experience working at Lucent Technologies. We are not able to find any third-party data to support this representation. Accordingly, we have removed the representation on page 5.

Your comment 3. Your filing refers to the not-yet-developed R4 system as a "next generation product". For example, refer to the subheading, "Our next-generation product." Revise this disclosure to state clearly and consistently that the R4 system is a proposed product that has not been developed in commercial quantities.

Response. A sentence has been added on pages 4 reiterating that the “The OptiCon R4 system is not ready for commercial sale.” This follows the existing sentence which states development of the R4 system is seventy-five percent complete. “Commercial quantities” terminology seems inappropriate for software licensing. Modifying clauses have been added in several locations on pages 3, 6, 7, 14 and elsewhere for those readers who may erroneously conclude that a seventy-five-percent complete product may be ready for or in commercial distribution. These clauses call repeated attention required further development required for the R4 system before it is ready for commercial licensing. It may be noted that a risk factor also alerts readers that without funding, the development of the R4 system cannot be completed.

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www.Rule144Solution.com

Mark P. Shuman, Esq.
Divison of Corporation Finance
U.S. Securities and Exchange Commission
September 27, 2007

Your comment 4. Please refer to comment 13 of our letter dated June 19, 2007 and revise your disclosure to provide clear disclosure of the exclusivity or non-exclusivity of your technology. Please also include a definition of the term, "common law copyrights" as used in your discussion on page 10.

Response. The staff’s comments regarding exclusivity, non-exclusivity, limitations and similar concerns have caused some confusion as to whether these comments in the most recent and previous comment letters are intended to apply to a perceived “cloud” resulting from Corning Cable’s existing licenses or relate to solely intellectual property protection. Please note that two entire sections were added by Amendment No. 2, page 3, entitled “Licensing of the Opticon Network Manger Software by Corning Cable” and “What We Purchased From Corning Cable” to address the concern that seemed to be expressed by the staff that the registrant’s rights to the software might be in some manner limited or not exclusive. Addressing recent comment 4, restated above, the reference to “common law copyright” has been determined to be incorrect. Accordingly, a survey of disclosure made by a number of other registrants in their annual reports on Form 10-K regarding intellectual property rights has been conducted. That disclosure seems consistent in the points covered and manner of coverage, with individual variation. Accordingly, that disclosure scheme with modification appropriate to this registrant has been adopted and largely replaces the previous disclosure regarding intellectual property.

Competition, page 10

Your comment 5. Please include the explanation for the 36-month "lead time" that is contained in your supplemental response letter into the disclosure in this section.

Response. An explanation of the basis for the registrant’s belief about “lead time” has been added in the second paragraph at the top of page 11.

Item 2. Management's Discussion and Analysis, page 13

Your comment 5. [6.] Please see our prior comment number 16 in our letter of June 19, 2007. Move the disclosure of the information regarding your plan of operations in the absence of the additional funding to precede any other discussion of the plan of operations that assumes that you will raise additional capital.

Response. The registrant has not been able to identify a discrete set of information about its plan of operation in the absence of funding to move to “precede any other discussion”. As a result, the discussion has been revised to isolate before the discussion of the implementation of the plan with funding and expanded discussion of the need for additional funding and the potential consequences if additional funding is not obtained. The registrant hopes these changes adequately address the staff’s underlying concern.

Your comment 6. [7.] Refer to your response to comment 18 of our letter dated June 19, 2007. As we previously indicated, you may wish to consider Securities Act Rule 135c when providing appropriate disclosure relating to capital formation activities such those described on page 15.

Response. The registrant has finally distinguished Rule 135c from the illusive “Rule 135(c)”. It was not the registrant’s intent to “announce” a private placement of stock in the context of Rule 135c. This disclosure was merely an effort to explain how the registrant planned at that time to obtain additional funding to continue operations, in response to a staff comment. Accordingly the previous disclosure of a specific plan has been revised as a more general explanation of the variety of means the registrant believes may be available to obtain funding, without identifying any specific means the registrant intends to pursue. This is followed by disclosure of the registrant’s previously unsuccessful attempts to do so. This sequence of disclosure should dispel any reader’s possible inference that raising the additional funding is assured.

Mark P. Shuman, Esq.
Divison of Corporation Finance
U.S. Securities and Exchange Commission
September 27, 2007

Thank you for your review of this amendment. The registrant hopes you will be satisfied with it and have no further comments.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc: Opticon Systems, Inc.